Exhibit 23.1

Independent Auditors' Consent

The Board of Directors
CenturyTel, Inc.:

We consent to the incorporation by reference into the Registration Statement on Form S-8 of CenturyTel, Inc. relating to the issuance of up to 4,900,000 shares of common stock pursuant to the CenturyTel, Inc. 2002 Directors Stock Option Plan and 2002 Management Incentive Compensation Plan of our report dated January 30, 2002, relating to the consolidated balance sheets of CenturyTel, Inc. and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001, and related financial statement schedules, which report appears in the 2001 Annual Report on Form 10-K of CenturyTel, Inc.

/S/ KPMG LLP

Shreveport, Louisiana
May 24, 2002